Exhibit 99.1
Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	SIMS METAL MANAGEMENT LIMITED

ABN	69 114 838 630
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JEREMY LEIGH SUTCLIFFE

Date of last notice	10 March 2009
Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest	N/A
(including registered holder)
Note: Provide details of the circumstances giving rise to the relevant interest.

Date of change	N/A

No. of securities held prior to change	-32,577 ordinary shares.
-47,964 performance rights issued pursuant to individual contract.
-165,940 performance rights issued 10 October 2007 pursuant to the Sims Metal Management (SimsMM) Plan.
-44,440 performance rights issued 24 November 2008 pursuant to the SimsMM Plan.
-135,435 options issued 24 November 2008 pursuant to the SimsMM Plan.

Class	N/A

Number acquired	Nil

+ See chapter 19 for defined terms.
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Change of Director’s Interest Notice

Number disposed	Nil

Value/Consideration	Nil
Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change	-32,577 ordinary shares.
-47,964 performance rights issued pursuant to individual contract.
-165,940 performance rights issued 10 October 2007 pursuant to the SimsMM Plan.
-44,440 performance rights issued 24 November 2008 pursuant to the SimsMM Plan.
-135,435 options issued 24 November 2008 pursuant to the SimsMM Plan.

Nature of change	N/A
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back
Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Purchase of over the counter put options with a strike price of $19.96 and a maturity date of 9 December 2009, and sale of over the counter call options with a strike price of $24.395 and a maturity date of 9 December 2009, both in respect of 32,577 ordinary shares

Nature of interest	As above

Name of registered holder	Jeremy Sutcliffe
(if issued securities)

Date of change	21 May 2009

No. and class of securities to which interest related prior to change	See Part 1 above
Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired	As above

Interest disposed	As above

Value/Consideration	Nil
Note: If consideration is non-cash, provide details and an estimated valuation

+	See chapter 19 for defined terms.
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Appendix 3Y
Change of Director’s Interest Notice

Interest after change	As above

+	See chapter 19 for defined terms.
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Appendix 3Y Page 3